SOUTHERN STAR ENERGY INC.

110 Cypress Station Drive, Suite 152

Houston, TX 77090

March 20, 2009

Via: EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Jennifer O’Brien
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated February 12, 2009, regarding

Southern Star Energy Inc.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Filed August 29, 2008

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Filed January 14, 2009

File No. 000-52106

Ladies and Gentlemen:

Southern Star Energy Inc. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the February 12, 2009 letter regarding the above-referenced Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission ( the “SEC”) on August 29, 2008 (the “Form 10-KSB”) and Quarterly Report on Form 10-Q, as filed with the SEC on January 14, 2009 (the “Form 10-Q”) (File No. 000-52106). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of our responses, we have agreed to change or supplement the disclosures in our filings. Any changes implemented should not be taken as an admission that prior disclosures were in any way deficient.

Attached hereto as Appendix A, please find the Company's change pages for its proposed amendment to the Form 10-KSB (the "Form 10-KSB/A").

Our responses are as follows:

Form 10-KSB for the Fiscal Year Ended May 31, 2008

SEC Comment

Reserves, page 25

1. We note your statement, with respect to your presentation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities, that “Future costs of abandoning

Securities and Exchange Commission

March 20, 2009

the facilities and wells are not deducted from cash flow.” Please be advised that the staff believes that an entity should include the future cash flows related to the settlement of an asset retirement obligation in its Standardized Measure disclosure. Refer to the letter on our website dated Febrary 24, 2004, located at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm. Please modify your presentation accordingly or otherwise explain how your presentation of the standardized measure is appropriate.

Company Response

In calculating the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities, the Company did not include the future costs of abandoning the facilities and wells as the Company estimated that such costs will be immaterial and would be offset by the salvage value of equipment.

However, upon reviewing the staff’s guidance, in future filings we will include the future cash flows related to the settlement of an asset retirement obligation in its Standardized Measure disclosure. In the Form 10-KSB/A, we have amended our presentation by deleting the statement “Future costs of abandoning the facilities and wells are not deducted from cash flow.”

SEC Comment

Report of Independent Registered Public Accounting Firm, page 40

2. We note your independent auditor references other auditors in its opinion. We further note that your current auditor indicates they have audited the period from inception to May 31, 2008. If true, please explain why the reference to other auditors is necessary in the opinion. Otherwise, please note that if you have more than one independent accountant, a principal auditor must take responsibility for the financial statements for each year presented. That principal auditor may refer to other auditors whose reports and audits were relied upon, in which case the audit reports of the other auditors must be presented in the filing. Please include the required audit opinions for each of the fiscal years presented within the filing or explain why you believe you have complied with Article 2-05 of Regulation S-X.

Company Response

The Company’s independent auditor has removed the reference to other auditors in its opinion and takes responsibility for all periods presented, including from inception to May 31, 2008.

SEC Comment

Consolidated Balance Sheets, page 41

3. Please state separately on the face of the balance sheet the aggregate of the capitalized costs of unproved properties and major development projects that are excluded from the capitalized costs being amortized, as required by Rule 4-10(c)(7)(ii) of Regulation S-X.

Company Response

In the Form 10-KSB/A, we have stated separately on the face of the balance sheet the aggregate of the capitalized costs of unproved properties and major development projects that are excluded from costs being amortized, as required by Rule 4-10(c)(7)(ii) of Regulation S-X. As of May 31, 2008, there were no costs of unproved properties and major development projects that were excluded from the capitalized costs being amortized.

Securities and Exchange Commission

March 20, 2009

SEC Comment

Consolidated Statements of Cash Flows, page 43

4. Please explain the reason for the negative amount of $(71,111) attributable to the line item “Interest accrued on convertible debt” for the 2008 period.

Company Response

The negative amount of $(71,111) attributable to the line item “Interest accrued on convertible debt” for the 2008 period represents the reduction in accrued interest payable on convertible debt. Such accrued interest was converted to common shares of the company as described in Note 7 to the final statements.

We have modified our presentation of the Statement of Cash Flows for the year ended May 31, 2008 in the Form 10-KSB/A so that such decrease in accrued interest payable is included in the change in accounts payable and accrued liabilities.

SEC Comment

Note 12. Commitments, page 54

5. For each of the services and consulting agreements identified under this heading, please i) identify the period in which you recorded or will record the expense attributable to the issuance of the options and ii) address the accounting impact recognized, if any, on the expense attributable to the issuance of the options when you reduced the exercise price on February 26, 2008 to $0.70 per share.

Company Response

In the Form 10-KSB/A, we have amended our presentation for each of the services and consulting agreements to i) identify the period in which we recorded or will record the expense attributable to the issuance of options and ii) address the accounting impact recognized on the expense attributable to the issuance of the options when we reduced the exercise price on February 26, 2008 to $0.70 per share.

SEC Comment

Note 13. Restructuring agreement, page 56

6. We note you entered into a “Restructuring Agreement” on November 6, 2006 where you were assigned a 20% working interest in the Sentell Field. We further note from your disclosure that in conjunction with this assignment, you transferred your wholly-owned subsidiary, Surge Marketing, “in consideration for the transfer of 9,000,000 split-adjusted shares of common stock;” and “the return and cancellation of an aggregate of 54,937,500 split-adjusted shares of common stock of the Company.” Based on this disclosure, please address the following items:

•	Explain how you accounted for the assignment of the 20% working interest in the Sentell Field and cite the relevant accounting literature you relied upon in support of your treatment;
•	Disclose the value you attributed to the 20% working interest and explain how you determined that value;
•

Disclose the nature and value of the consideration you gave in the transaction to acquire the 20% assignment. In this regard, address the valuation of Surge Marketing and the return and cancellation of shares of your common stock. In particular, we note your disclosure in footnote 14 that you recorded a gain from the sale of Surge Marketing totaling $41,002 and included it as a component of discontinued operations;

•

Compare and contrast your disclosure under this heading regarding your transfer of Surge Marketing with that in footnote 14, which states that “On April 5, 2007, the Company sold all of its interests in its wholly owned subsidiary, Surge Marketing and effective November 2, 2006, discontinued all operations related to the former business of software sales and website development.” [emphasis added]

Securities and Exchange Commission

March 20, 2009

Company Response

As disclosed in the Form 10-KSB, and the Company’s Definitive Information Statement on Schedule 14C filed with the SEC on March 15, 2007, the Company entered into the Restructuring Agreement on November 6, 2006, with Eric Boehnke (“Mr. Boehnke”), Big Sky Management, LTD (“Big Sky”), Southern Star Operating, Inc. (“SSOP”), Troy Mutter (“Mr. Mutter”) and Frank Hollmann (“Mr. Hollmann”). Mr. Boehnke is the beneficial holder of all the issued and outstanding shares of common stock in the capital of Big Sky. SSOP is a wholly-owned subsidiary of the Company. At the time of the Restructuring Agreement, Mr. Mutter and Mr. Hollmann were directors of the Company and Mr. Boehnke was director, President, Secretary and Treasurer of the Company.

The primary terms of the Restructuring Agreement were as follows:

•

Big Sky agreed to assign all right, title and interest of a 20% working interest to certain oil and gas leases in Bossier Parish and Caddo Parish, Louisiana, commonly referred to as the D Duck Prospect (the “Prospect”), to SSOP. Big Sky is a wholly-owned company of Mr. Boehnke and SSOP is a wholly-owned subsidiary of the Company.

•

Mr. Mutter agreed to purchase all of the shares of Surge Marketing, a wholly-owned subsidiary of the Company, from the Company in consideration for (i) the transfer, by Mr. Mutter, of 4,378,380 shares of the Company’s common stock to Mr. Boehnke and the cancellation of the remaining 25,996,620 shares of the Company’s common stock then currently held by Mr. Mutter and (ii) the transfer by Mr. Hollmann, of 1,621,620 shares of the Company’s common stock to Mr. Boehnke and the cancellation of the remaining 9,628,380 shares of the Company’s common stock held by Mr. Hollmann. Mr. Mutter and Mr. Hollmann were directors of the Company at the time of the Restructuring Agreement and Mr. Mutter is a former executive officer of the Company.

•

Mr.  Boehnke agreed to acquire the 4,378,380 shares of the Company's common stock from Mr. Mutter and the 1,621,620 shares of the Company's common stock from Mr. Hollmann in consideration for the assignment of the 20% working interest in the Prospect from Big Sky to SSOP.

•	The Company agreed to sell, assign and transfer the Surge Marketing shares to Mr. Mutter in consideration for the assignment of the 20% working interest in the Prospect from Big Sky to SSOP.

The Company accounted for the transactions contemplated under the Restructuring Agreement as a nonmonetary transaction as there was no cash consideration paid or received under the terms of the Restructuring Agreement. Accordingly, the Company considered the following guidance in determining the appropriate accounting treatment:

•	APB Opinion No. 29 Accounting for Nonmonetary Transactions (“APB No. 29”);
•	Statement of Financial Accounting Standard No. 153 Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29;
•	EITF Issue No. 98-3 Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of A Business;
•	Staff Accounting Bulletin Topic 5G Transfers of Nonmonetary Assets by Promoters or Shareholders (“SAB Topic 5G”);
•	Statement of Financial Accounting Standard No. 141 Business Combinations (“SFAS No. 141”); and
•	Statement of Financial Accounting Standard No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”).

Upon reviewing the above guidance, the Company concluded that APB No. 29 did not apply as it does not apply to “a transfer of assets to an entity in exchange for an equity interest in that entity.” The Company concluded that SAB Topic 5G was the most relevant guidance. SAB Topic 5G states that “the staff believes that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under GAAP.” Since at the time of the restructuring Mr. Boehnke was a director and officer of the Company and Big Sky is wholly-owned by Mr. Boehnke, the Company concluded that Mr. Boehnke could be considered a “promoter” and that the guidance in SAB Topic 5G applies to the transactions contemplated by the Restructuring Agreement. Accordingly, the Company recorded no value for the transfer of the 20% interest in the Prospect from Big Sky to SSOP as there was no historical cost related to the 20% interest in the Prospect as Big Sky had not made any payments to Dynamic Resources Corporation (a former operator of the Prospect and a current holder of a 20% working interest in the Prospect) (“Dynamic”) in regard to the Prospect prior to the transfer. This accounting treatment of using the historical cost basis is also consistent with the guidance in Appendix D of SFAS No. 141, which states that “when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.”

Securities and Exchange Commission

March 20, 2009

The Company also considered whether SSOP’s acquisition of the 20% interest in the Prospect constituted the acquisition of a business. As communicated to the staff in a letter dated February 28, 2007, the Company determined that such acquisition did not constitute the acquisition of a business for a variety of reasons, including the following:

•

Prior to the sale of the interests in the leasehold rights, Dynamic had not explored or developed the Prospect that is subject to the leasehold rights. No oil and gas or other minerals had been produced from the Prospect that is subject to the leasehold rights.

•	Prior to the sale of the 20% interest in the leasehold rights to the SSOP, Dynamic had not generated any revenues as a result of holding the leasehold rights.
•

The leasehold rights did not constitute a separate entity, subsidiary, division of a business or a lesser component of a business of Dynamic. Prior to the sale of the 20% interest in the leasehold rights to SSOP, Dynamic had not installed any physical facilities on the property that is subject to such rights.

•	Dynamic had not employed any person in regards to the leasehold rights.
•	The leasehold rights did not support a market distribution system, a sales force, a customer base, production technique or trade name of Dynamic.
•

Although Dynamic held operating rights in regards to the leasehold rights, such operating rights were not exercised, and no exploration, development or operating activities were carried out by Dynamic prior to the sale of the 20% interest in the leasehold rights to SSOP.

With respect to Surge Marketing, the “transfer” of Surge Marketing referenced in footnote 13 and the “sale” of Surge Marketing referenced in footnote 14 refer to the same transaction. The Company determined that the shares of the Company returned to the Company and cancelled and the shares of Surge Marketing transferred/sold to Mr. Mutter had no value as the Company and Surge had negative equity prior to the restructuring and the fair value of the stock was not otherwise readily determinable as there was not an active trading market for shares of the Company. As a result, the Company recognized a gain equal to the excess of the carrying values of the liabilities of Surge Marketing over the carrying value of its assets. Such gain is included in Income for Income/(Loss) from Discontinued Operations pursuant to the guidance in SFAS No. 144.

SEC Comment

Note 15. Income Taxes, page 57

7. Please expand your disclosure to provide the estimated amount and the nature of each significant reconciling item within the tax rate reconciliation, as contemplated by paragraph 47 of FAS 109. In addition, please disclose the amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes by year, as contemplated by paragraph 48 of FAS 109.

Company Reponse

In the Form 10-KSB/A, we have expanded our disclosure to provide the estimated amount and the nature of each significant reconciling item within the tax rate reconciliation, as contemplated by paragraph 47.  We have also disclosed the amounts and expiration dates of operating loss and carryforwards.

Securities and Exchange Commission

March 20, 2009

SEC Comment

Note 16. Supplemental Oil and Natural Gas Reserve Information (Unaudited), page 58

8. Please include the disclosures of capitalized costs and costs incurred, as contemplated by paragraphs 18 and 21 and Illustrations 1 and 2, or otherwise advise why these disclosures are not required.

Company Response

In the Form 10-KSB/A, we have included the disclosures of capitalized costs and costs incurred as contemplated by paragraphs 18 and 21 and Illustrations 1 and 2.

SEC Comment

Note 16. Supplemental Oil and Natural Gas Reserve Information (Unaudited), page 58

9. Please be advised the guidance in FAS 69 does not provide for the line item “Future cash flows before income tax” within the standardized measure of discounted future net cash flows disclosure. Refer to paragraph 30 and Illustration 5 of FAS 69.

Company Response

In the Form 10-KSB/A, we have amended our presentation of the standardized measure of discounted future net cash flows disclosure to remove the “Future cash flows before income tax” line item.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

SEC Comment

Note 5. Bank Debt, page 8

10. We note you entered into an amended credit agreement with Macquarie on July 11, 2008 whereby you issued additional warrants to purchase your common stock as consideration for the amended agreement. Please confirm, if true, that you properly considered the accounting guidance found in EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, and EITF 05-7, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues, or otherwise advise. In this regard, please tell us and disclose whether these amended terms represent a substantial modification of terms that should be accounted for as an extinguishment.

Company Response

In determining the proper accounting for the amended credit facility with Macquarie Bank Limited entered into on July 11, 2008 (the “Amended Credit Agreement”), the Company considered the guidance found in EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments (“EITF 96-19”),and reached the conclusion that EITF 96-19 does not apply to the facts and circumstances as it does not specifically address the accounting for modifications to or exchanges of a line-of-credit or revolving-debt arrangement. Alternatively, the Company determined that EITF 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements (“EITF 98-14”) applied to the facts and circumstances as the previous multiple advance term loan entered into with Macquarie Bank Limited on May 16, 2008 (the “Original Credit Agreement”) was amended to a revolving loan.

Under the guidance of EITF 98-14, the Company determined that the borrowing capacity of the Amended Credit Agreement is greater than the borrowing capacity of the Original Credit Agreement. Accordingly, consistent with the guidance in paragraph 4.a. of EITF 98-14, the Company associated the fees paid to the creditor and third-party costs (including the fair value of the additional warrants issued to Macquarie, fees paid and warrants issued to Imperial Capital and related legal fees) with the new arrangement and are amortizing them over the three-year term of the Amended Credit Facility.

Further, in considering accounting guidance with respect to the Amended Credit Agreement, we determined that since EITF 96-19 did not apply to our circumstances, EITF 05-7 Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues, as superseded by the guidance in EITF 06-6 Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments, did not apply to the facts and circumstances as well.

Securities and Exchange Commission

March 20, 2009

SEC Comment

Note 5. Bank Debt, page 8

11. We note you terminated a services agreement with Imperial on August 8, 2008 and that as a result of this termination, you were required to i) pay a cash fee of $90,000, ii) issue a warrant to purchase 1,250,000 shares of your common stock and iii) pay a total fee of $750,000 over time based upon amounts borrowed from Macquarie in excess of the initial $5,000,000 borrowing base. Based on this disclosure, please address the following items:

•	Please tell us how you classified the cash fee of $90,000;
•	Please explain why you believe it is appropriate to record the value of the warrant issued to Imperial as a deferred financing cost and not a one time charge;
•	Tell us whether you recorded a liability for the $650,000 remaining payable to Imperial. If not, please provide an analysis to support your position.

Company Response

The cash fee of $90,000 paid to Imperial Capital was classified as a deferred financing cost and is being amortized over the three-year term of the Amended Credit Agreement as is the fair value of the warrant issued to Imperial. The Company believes that this accounting treatment is appropriate as the cash fee and warrant represent costs associated with the Original Credit Agreement and the Amended Credit Agreement (together, “the Macquarie Agreements”). At the time the Company entered into the Macquarie Agreements, Imperial was engaged by the Company as a financial advisor and, as such, was entitled to certain compensation under the terms of the letter agreement between Imperial and the Company, as amended (the “Letter Agreement”).

Subsequent to entering into the Macquarie Agreements, a dispute arose between the Company and Imperial regarding the form, timing and calculation of compensation due Imperial under the Letter Agreement. In resolving the dispute, the Company agreed to compensate Imperial related to the Amended Credit Agreement as follows:

•

A cash fee of $90,000 calculated as 3% of the initial borrowing base of $5,000,000 under the Amended Credit Agreement less $60,000 previously paid to Imperial, which represented 3% of the $2,000,000 borrowed in connection with the Original Credit Agreement.

•	Issuance of a warrant to purchase 1,250,000 shares of the common stock of the Company for $1.00 determined as 5% of the $25,000,000 maximum commitment under the Amended Credit Agreement.
•

An additional cash fee in the amount of 3% of the gross proceeds of each funding in excess of the initial $5,000,000 borrowing base which the Company receives under the Amended Credit Agreement until Imperial has received the total fee of $750,000 (or 3% of the $25,000,000 maximum commitment under the Amended Credit Agreement), of which $150,000 has already been paid.

Concurrently, the Company and Imperial agreed to terminate the Letter Agreement.

The Company has not recorded a liability for the remaining $600,000 for future consideration to be paid to Imperial as the Company believes that this commitment does not meet the definition of a liability. FASB Concept Statement 6 defines liabilities as follows:

“Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”

The Company does not believe that the remaining commitment to Imperial meets the definition of a liability. It is not yet probable that such amounts will be paid as the Company’s borrowing base has not been increased above the $5,000,000 initial borrowing base and any such increase is at the sole discretion of the lender.

Engineering Comments

Description of Property, page 18

SEC Comment

Sentell Field, Cotton Valley, Bossier Parish, Louisiana, page 19

12. Please remove the reference to industry and government estimates of proved and probable reserves in the Louisiana portion of the East Texas Basin. You can only disclose proved reserves that are net to your interest and you may not disclose unproved reserves in an SEC filing. Please see Instruction 5 of Item 102 of Regulation S-K and paragraph 10 of FAS 69.

Company Response

In the Form 10-KSB/A, we have modified our disclosures to delete the references to industry and government estimates of proved and probable reserves.

Securities and Exchange Commission

March 20, 2009

SEC Comment

Sentell Field, Cotton Valley, Bossier Parish, Louisiana, page 19

13. We note many geological and technical terms in your description of this field. Please modify your document to limit your use of industry jargon to only the most critical and necessary terms to describe your property in a manner that the average investor will understand. If a technical term is absolutely necessary, please provide a definition of it that the average investor will understand in a Glossary of Terms.

Company Response

In the Form 10-KSB/A, we have modified our disclosures to limit the use of industry jargon to only the most critical and necessary terms to describe our property in a manner that the average investor will understand.

SEC Comment

Sentell Field, Cotton Valley, Bossier Parish, Louisiana, page 19

14. On the inset map showing the prospect area, please remove the “potential” reserves. You may only disclose proved reserves in filings with the SEC. Please see Instruction 5 of Item 102 of Regulation S-K.

Company Response

In the Form 10-KSB/A, we have deleted the inset map. In future filings, we will limit disclosure to only proved reserves.

SEC Comment

Sentell Field, Cotton Valley, Bossier Parish, Louisiana, page 19

15. In addition, please clarify if the other volumes are cumulative production volumes or proved reserve estimates. If they are reserve estimates, please remove them unless you determined these estimates and you disclose these as proved reserves that you or your independent engineer determined.

Company Response

The other volumes are cumulative production volumes. In the Form 10-KSB/A, we have deleted the inset map.

SEC Comment

Production, Average Sales Prices, and Production Costs, page 22

16. It appears that the average production costs are materially higher than average. Please provide an explanation of these costs. Please see paragraph 16 of FAS 69.

Securities and Exchange Commission

March 20, 2009

Company Response

In the Form 10-KSB/A, we have added a disclosure regarding why our production costs are higher than average on an mcfe basis. Please note that we have also changed our disclosure to present information on an mcfe basis instead of on a BOE basis as we primarily produce natural gas.

Supplemental Oil and Natural Gas Information, page 58

SEC Comment

General, page 58

17. Please include the SEC definition of proved reserves as found in Rule 4-10(a)(2) of Regulation S-X.

Company Response

In the Form 10-KSB/A, we have included in the supplemental oil and natural gas information the SEC definition of proved reserves as found in Rule 4-10(a)(2) of Regulation S-X.

SEC Comment

Estimated Oil and Gas Reserve Quantities, page 58

18. If there were no proved reserves that had been determined on the Sentell Field properties when you purchased them, it appears that the initial reserve volumes you report under purchase of reserves-in-place should be reported under reserve changes due to extensions and discoveries. Please see FAS 69 paragraph 11(d)(2) – new reservoirs of proved reserves in old fields. Please amend your document as necessary.

Company Response

In the Form 10-KSB/A, we have amended our presentation of estimated oil and gas reserve quantities to report reserve volumes under “extensions, discoveries and other additions” that were previously reported under “purchases of reserves-in-place.”

SEC Comment

Estimated Oil and Gas Reserve Quantities, page 58

19. Please disclose the estimated net volumes of proved developed oil, gas and NGL reserves at the beginning and end of each reporting period. Please see paragraph 10 of FAS 69.

Company Response

In the Form 10-KSB/A, we have amended our presentation of estimated oil and gas reserve quantities to disclose the net volumes of proved developed oil, gas and NGL reserves at the beginning and end of each reporting period.

Securities and Exchange Commission

March 20, 2009

SEC Comment

Estimated Oil and Gas Reserve Quantities, page 58

20. Please convert your Natural Gas Liquids to barrels from gallons. See paragraph 15 of FAS 69.

Company Response

In the Form 10-KSB/A, Natural Gas Liquids have been converted to barrels from gallons and combined with crude oil reserves in our amended presentation.

Standardized Measure of Discontinued Future Cash Flows, page 58

21. You state that the company has not quantified or included any amounts for undeveloped reserves. Please reconcile this statement with the disclosure on page 26 where you report 31.7 thousand barrels of proved undeveloped oil reserves, 2,193.4 million cubic feet of proved undeveloped gas reserves and 516.7 thousand gallons of proved undeveloped natural gas liquid reserves. Please amend your document as appropriate.

Company Response

The statement that the Company had not quantified or included any amounts for undeveloped reserves was made in error. We have amended our disclosure to delete this statement.

Closing Comments

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

If you should have any questions regarding the Form 10-KSB, Form 10-Q, the Form 10-KSB/A or this response letter, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133 or Neil Dougherty at 303-628-1519.

Sincerely,

Southern Star Energy Inc.

/s/ Christopher H. Taylor

Christopher H. Taylor

Chief Financial Officer

APPENDIX A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB/A
(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 000-52106

SOUTHERN STAR ENERGY INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	20-2514234
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

110 Cypress Station Drive, Suite 152
Houston, Texas	77090
(Address of Principal Executive Offices)	(Zip Code)

(832) 375-0330

(Registrant’s Telephone Number, including Area Code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:  None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: Common Stock, $0.001 par value

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”) during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No  ☐

Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB/A or any amendment to this Form 10-KSB/A. ☐

 Indicate by check mark whether the registrant is a shell company, as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No  ☒

 State issuer’s revenues for its most recent fiscal year: NIL

The aggregate market value of the 30,618,987 shares of the registrant’s common equity (both voting and non-voting) held by non-affiliates, based on an average bid and asked price for the registrant’s common equity on August 12, 2008 as quoted on the OTCBB Exchange, was $27,097,803.

As of August 14, 2008, the registrant had 44,828,988 shares of common stock issued and outstanding.

INTRODUCTORY NOTE TO FORM 10-KSB/A

This amendment number one on Form 10-KSB/A (this “Amendment”) amends the Company’s Annual Report on Form 10-KSB for the year ended May 31, 2008, as filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2008 (the “Original Report”) and is being made to clarify certain information and disclosures as follows:

•	Item 1 – Description of Business – We clarified our disclosure in the Business Development section of this Item 1.

•

Item 2 – Description of Property – We clarified our disclosure in the following subsections of the Sentell Field, Cotton Valley, Bossier Parish, Louisiana section of this Item 2.: (a) Property Discussion and Present Activity; (b) Production, Average Sales Prices, and Production Costs; and (c) Reserves.

•	Item 6 – Management’s Discussion and Analysis or Plan of Operation – We clarified our disclosure in the Employee and Consultant Compensation subsection of this Item 6.

•

Item 7 – Financial Statements – We are providing a revised Report of Independent Registered Public Accounting Firm with this Form 10-KSB/A. We have also clarified our disclosure in the following financial statements (and line items) and Notes: (a) Consolidated Balance Sheet (Oil and Gas Property); (b) Consolidated Statements of Cash Flows ((i) Interest accrued on convertible debt and (ii) Accounts payable and accrued liabilities); (c) Note 6; (d) Note 8; (e) Note 12(g), (h), (i) and (j); (f) Note 14; (g) Note 15; (h) Note 16; and (i) Note 17(a) and (b).

•	Item 8A(T) – We have clarified our disclosure in the following sections of Item 8A(T): (a) Disclosure Controls and Procedures; and (b) Managements Report on Internal Control Over Financial Reporting.

Aside from the foregoing clarifications, this Amendment has not been amended or updated for events or information subsequent to the date of filing of the Original Report. Accordingly, this Amendment should be read in conjunction with the Company’s other filings made with the SEC.

The Company anticipates that the costs stemming from this Amendment will not have a material effect on the Company. No adjustments are necessary for financial statements for periods subsequent to May 31, 2008. The filing of this Amendment shall not be deemed an admission that the Original Report, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

For financial statements and a discussion of events and developments subsequent to May 31, 2008, see the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended August 31 and November 30, 2008.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-KSB/A and the exhibits attached hereto contain certain statements that constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of our properties, plans related to our business and matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. We use words like “expects,” “believes,” “intends,” “anticipates,” “plans,” “targets,” “projects” or “estimates” in this annual report. When used, these words and other, similar words and phrases or statements that an event, action or result “will,” “may,” “could,” or “should” occur, be taken or be achieved, identify “forward-looking” statements. Such forward-looking statements are subject to certain risks and uncertainties, both known and unknown, and assumptions, including, without limitation, risks related to:

•	our requirement for significant additional capital;
•	the fact that we historically incurred losses and expect to incur additional losses in the future;
•	our limited operating history in oil and natural gas production;
•	delays in development or production curtailment affecting our material properties;
•	our potential inability to successfully drill wells that can produce oil or natural gas in commercially viable quantities;
•	the greater risks we face as an exploration company;
•	fluctuations in the actual quantities and present value of our proved reserves;
•	the imprecise nature of estimating proved natural gas and oil reserves, future downward revisions of proved reserves and increased drilling expenditures without additions to proved reserves;
•	the declining of our reserves and production;
•	our inability to insure against all risks related to our operations;
•	market conditions or operational impediments;
•	our reliance on independent experts and technical or operational service providers;
•	our use of 3-D seismic data;
•	the fact that our interests are held in the form of leases;
•	the fact that our properties may not produce oil or natural gas as projected;
•	our lack of asset and geographic diversification;
•	potential conflicts of interest of our officers and directors;
•	our dependence on a number of key personnel;
•	our potential inability to recruit qualified managerial and field personnel;
•	the fact that our debt instruments are secured by substantially all of our assets and impose certain restrictions;
•	the potential that our internal control over financial reporting may be found to be deficient;
•	competition in the oil and natural gas industry;
•	price volatility of oil and gas commodities;
•	oil and natural gas transportation facilities;
•	environmental regulation of exploration and drilling operations;
•	decline in oil and natural gas prices;
•	seasonal demand for our products;
•	the complex laws and regulations that govern the oil and natural gas industry;
•	the unavailability or high cost of rigs, equipment, supplies, personnel and services; and
•	our common stock.

The preceding bullets outline some of the risks and uncertainties that may affect our forward-looking statements. For a full description of risks and uncertainties, see the sections elsewhere in this Form 10-KSB/A entitled “Risk Factors”, “Description of the Business” and “Management's Discussion and Analysis”. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Our management has included projections and estimates in this annual report, which are based primarily on management's experience in the industry, assessments of our results of operations, discussions and negotiations with third parties and a review of information filed by our competitors with the Securities and Exchange Commission or otherwise publicly available. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

PART I

ITEM 1.	DESCRIPTION OF BUSINESS.

Note: The Company has clarified the disclosure in this Item 1 by revising certain of our disclosures in the Business Development section relating to the Company’s restructuring agreement. No other disclosure in this Item 1 has been clarified or amended.

As used in this annual report, and unless otherwise indicated, the terms "we", "us" and "our" refer to Southern Star Energy Inc. and our wholly-owned subsidiary, Southern Star Operating Inc.

Business Development

We are an exploration stage company engaged in the acquisition, exploration and exploitation of prospective oil and gas properties. We currently hold a 40% working interest in 5,300 acres in the area within the Cotton Valley of Bossier Parish Louisiana, commonly referred to as the Sentell Field. Initial drilling in the field has resulted in Proved Reserves of 3.6 BCfe (billions of cubic-feet equivalent) and net production of 700 MCFED (thousands of cubic-feet equivalent per day).

We were incorporated in the State of Nevada on February 7, 2005 under the name "Surge Enterprises, Inc." and commenced operations on April 13, 2005 commensurate with the incorporation of our wholly-owned subsidiary, Surge Marketing Corp. Surge Marketing was incorporated in British Columbia, Canada, on April 13, 2005, at which time it commenced development of a software product called LinkSurge.

In 2006, as management of our company investigated opportunities and challenges in our software business, management realized that the business did not present the best opportunity for our company to realize value for our shareholders. Our company identified the oil and gas business as a viable business opportunity. As a result of the prospects of the oil and gas industry and the inability of our company to generate substantial revenues from the software business, our board of directors decided to transition the business to the oil and gas sector. The difficulties with our software business largely resulted from our inability to obtain sufficient market share as a result of intense competition in the software industry from search engine technology companies and from competitors offering consulting services related thereto.

We incorporated Southern Star Operating Inc., a private Louisiana corporation, on October 27, 2006, in anticipation of developing our oil and gas business. In addition, we incorporated Southern Star Energy Inc., a private Nevada corporation and wholly-owned subsidiary of our company on October 30, 2006, for the sole purpose of effecting a name change through a merger with our Nevada subsidiary. On November 13, 2006, we merged our Nevada subsidiary with and into our company, with our company continuing on as the surviving corporation under the name Southern Star Energy Inc.

On November 6, 2006, the Company entered into a restructuring agreement (the “Restructuring Agreement”) with Southern Star Operating, Big Sky Management Ltd. (“Big Sky”), Eric Boehnke (“Boehnke”), Troy Mutter (“Mutter”) and Frank Hollmann (“Hollmann”). Boehnke is the former President of the Company, and Mutter and Hollmann are former officers. Pursuant to the terms of the Restructuring Agreement (as amended), Big Sky, a private British Columbia company wholly-owned by Boehnke, agreed to assign to the Company all right, title and interest of  a 20% working interest in Sentell Field. In conjunction with the Restructuring Agreement, the Company transferred its wholly-owned subsidiary, Surge Marketing, to Mutter and Hollmann in consideration for the transfer of 9,000,000 split-adjusted shares of common stock of the Company to Boehnke, and the return and cancellation of an aggregate of 54,937,500 split-adjusted shares of common stock of the Company held by Mutter and Hollman. On April 5, 2007, the shares were returned to treasury and cancelled.

On November 1, 2006, our board of directors approved a seven point five (7.5) for one (1) forward stock split of our authorized, issued and outstanding common stock. The forward stock split was effected with the Nevada Secretary of State on November 13, 2006. As a result, our authorized capital increased from 75,000,000 to 562,500,000 shares of common stock with a par value of $0.001. The name change and forward stock split became effective with NASD's Over-the-Counter Bulletin Board at the opening of the market on November 13, 2006, under the new stock symbol "SSEG".

In November 2006, our wholly-owned subsidiary, Southern Star Operating, entered into a purchase and sale agreement with Dynamic Resources Corporation, Tyner Texas Operating Company, Tyner Texas Resources LP and Ramshorn Investments, Inc. Pursuant to the purchase and sale agreement, Southern Star Operating acquired an additional  20% contractual interest in the Sentell Field prospect area in Bossier Parish, Louisiana from Tyner Texas Resources and Tyner Texas Operating in consideration for the payment of $290,962.27. In addition, Southern Star Operating was appointed as operator of the prospect following the resignation of Tyner Texas Operating Company.

We may be required to issue Common Shares upon the net cashless exercise of Warrants which may cause dilution to our Common Shares.
As of August 22, 2008, the Company has outstanding warrants exercisable for approximately 3,897,419 common shares that contain cashless exercise provisions. A net cashless exercise provision provides that, if the fair market value of one common share is greater than the exercise price of the warrant, in lieu of exercising the warrant for cash, the holder may elect to receive common shares equal to the value of the warrant by surrendering the warrant. Upon cashless exercise of a warrant, the holder would receive common shares equal to (a) the fair market value of one common share less the exercise price of the warrant; (b) multiplied by the number of common shares purchasable under the warrant; and (c) divided by the fair market value of one common share. If these warrants are exercised on a cashless exercise basis, we would be required to issue common shares without receipt of any cash consideration. Each of the outstanding warrants have an exercise price of $1.00. Based on the hypothetical fair-market value of $2.00 per common share, all of these warrants would be in-the-money and we would be required to issue 1,948,709.5 common shares if all of such in-the-money warrants were exercised on a cashless exercise basis, as set out above. It is unlikely that we will receive any cash proceeds from the exercise of warrants that are exercisable on a cashless exercise basis and that are in-the-money.
ITEM 2.	DESCRIPTION OF PROPERTY.

Note: The Company has clarified this Item 2 by revising certain of our disclosures in the following subsections of the Sentell Field, Cotton Valley, Bossier Parish, Louisiana section: (a) Property Discussion and Present Activity; (b) Production, Average Sales Prices, and Production Costs; and (c) Reserves. No other disclosures in Item 2 were clarified or amended.

Corporate Headquarters, Houston, Texas

Our corporate headquarters are located at 110 Cypress Station Drive, Suite 152, Houston, Texas 77090. We lease this property. On February 4, 2008, the Company entered into a lease agreement commencing May 1, 2008 for these office premises for a 3-year term expiring May 1, 2011. Annual rent under the new lease is payable at $34,662 for the first year, $35,250 for the second year and $35,838 for the final year. The Company must also pay its share of building operating costs and taxes. Our current premises are adequate for our existing operations.

Real Estate Investments

We do not currently maintain any investments in real estate, real estate mortgages or securities of persons primarily engaged in real estate activities, nor do we expect to do so in the foreseeable future.

Sentell Field, Cotton Valley, Bossier Parish, Louisiana

Property Discussion and Present Activity

Southern Star Energy holds a 40% working interest in an area which comprises approximately 5,300 acres in the Cotton Valley, Bossier Parish, Louisiana, commonly referred to as the Sentell Field. Southern Star Energy holds its working interest the Sentell Field, which has been acquired as a leasehold interest from private landowners, as a result of two separate property acquisitions in late 2006.

On November 6, 2006, the Company entered into a restructuring agreement (the “Restructuring Agreement”) with Southern Star Operating, Big Sky Management Ltd. (“Big Sky”), Eric Boehnke (“Boehnke”), Troy Mutter (“Mutter”) and Frank Hollmann (“Hollmann”). Boehnke is the former President of the Company, and Mutter and Hollmann are former officers. Pursuant to the terms of the Restructuring Agreement (as amended), Big Sky, a private British Columbia company wholly-owned by Boehnke, agreed to assign to the Company all right, title and interest of a 20% working interest in Sentell Field . In conjunction with the Restructuring Agreement, the Company transferred its wholly-owned subsidiary, Surge Marketing, to Mutter and Hollmann in consideration for the transfer of 9,000,000 split-adjusted shares of common stock of the Company to Boehnke, and the return and cancellation of an aggregate of 54,937,500 split-adjusted shares of common stock of the Company held by Mutter and Hollman. On April 5, 2007, the shares were returned to treasury and cancelled.

In November 2006, our wholly-owned subsidiary, Southern Star Operating, entered into that certain Purchase and Sale Agreement, dated November 2, 2006, with Dynamic Resources Corporation, Tyner Texas Operating Company, Tyner Texas Resources LP and Ramshorn Investments, Inc. Pursuant to the Purchase and Sale Agreement, Southern Star Operating acquired an additional  20% contractual interest in the Sentell Field Area in Bossier Parish, Louisiana from Tyner Texas Resources and Tyner Texas Operating in consideration for the payment of $290,962.27. In addition, the

 Purchase and Sale Agreement appointed Southern Star Operating as operator of the Sentell Field following the resignation of Tyner Texas Operating Company.

Through the contractual arrangements governing the acquisition of leasehold interests in the Sentell Field, Meagher Oil and Gas, an independent leasing agent, acquired, then reassigned the 100% working interest in the leasehold positions covering the field to the following non-affiliated parties: Dynamic Resources Corp. holds a 20% working interest; Southern Star Energy holds a 40% working interest; and Ramshorn Investments, Inc. holds the remaining 40% working interest. The leases in the Sentell Field are subject to a royalty interest of approximately 24%. As a result, the holders of the working interests are entitled to receive 76% of any gross production revenues from the field, less all exploration and development costs, and the holders of the royalty interest are entitled to the remaining 24%. The royalties are held by various individual lessors and other entities. The royalty interest holders are not responsible for any exploration or development costs.

The Sentell Field is located 5 miles north of Shreveport / Bossier City, Louisiana. The field is well positioned within the highly prolific East Texas Basin. The field was originally developed in the 1950’s with 10 wells spaced at one well per section (approximately 640 acres). The initial wells produced from only one relatively thin member of the Upper Cotton Valley Group (the Bodcaw sand) located approximately 200 feet above our current development target. These wells were mostly depleted by the early 1970’s, having experienced unusually high production volumes averaging over 4.5 BCF per completion.

Based on analysis of the old field data as well as extensive regional data, the Company targeted the deeper Davis sands section of the Cotton Valley Group as potentially productive.  Wells drilled in the Cotton Valley Trend typically exhibit the following characteristics:
•	Predominately natural gas;
•	High probability of success; and
•	Significant development potential and repeatability.
To date, we have drilled five wells in the project that have all successfully encountered productive intervals within the Davis section of the Cotton Valley. All five wells have been successfully completed as commercial producers. We have laid over 15,000 feet of gathering lines and built the necessary processing and marketing infrastructure to establish positive cash flow.  As at May 31, 2008, all five Cotton Valley tests were connected to the system and capable of production.

Based on the success of these initial wells, we are planning on continuing our drilling program to develop the field in the Davis interval on a regularly spaced grid. Our initial development plan calls for up to 50 gross additional locations spaced at 160 acres per well. Further de-spacing, yielding additional locations, will be evaluated as we continue to execute the development strategy throughout the remainder of our acreage position.

Further, as at May 31, 2008, we are actively evaluating the potential for drilling and producing natural gas from the Haynesville Shale, an emerging natural gas play, in our Sentell Field. "Haynesville Shale" is a driller’s term for shale rock units within the Haynesville Formation, which lies beneath the Cotton Valley. Numerous vertical and horizontal wells have been drilled, logged and put into production from the Haynesville formation within a 30-mile radius of the Sentell Field. Our 5,300-acre field has the potential for about 35 Haynesville wells positioned on 160-acre spacing. Additionally, during the course of our Cotton Valley Development Program, we will be evaluating our leasehold position for other, shallower potential. Over the last 30 years shallower production in the area, but not within the field limits, has been established in not less than 7 shallower zones.

Our current plans include initiating the development phase of the Cotton Valley program in August, 2008. We will initially engage one drilling rig, drilling at a rate of approximately one location per month. We will evaluate success and determine the advisability of adding additional rigs in early 2009. Plans include drilling deeper to test the Haynesville potential in at least two locations during the initial phase of drilling. We anticipate having these evaluations complete before the end of 2008. Additionally, we plan to employ sophisticated geological analyses to each of our locations through the shallower intervals to assess other potential targets in the field.

Looking to the future, we have amassed an extensive, proprietary petrophysical data and engineering analyses as well as nearly 2,300 square miles of 3-D seismic information accessible through industry alliances in the US Gulf Coast region of Texas, Louisiana, and Mississippi. These will be key elements in executing our growth strategy including property acquisitions, development drilling, and exploration drilling throughout the region.

All of our leases grant us the exclusive right to explore for and develop oil, natural gas and other hydrocarbons and minerals that may be produced from wells drilled on the leased property without any material depth restrictions. Successful production from any horizon will preserve nearly all of our leases as to all potential pay intervals.

Production, Average Sales Prices, and Production Costs

At May 31, 2008, the Company had recorded $625,670 (2007 - $NIL) receivable in revenue from the Sentell Field. We incurred $2,627,235 in total operating expenses for the year ended May 31, 2008. Our oil and gas production comes from five wells in the Sentell Field. Sales volumes, prices received, and production costs are summarized in the following table:

	Fiscal Year ended May 31,
	2008		2007		2006
Sales Volume:
Gas (Mcf – thousands of cubic feet)	53,069		NIL		NIL
Oil and natural gas liquids(Bbls – barrels)	1,059		NIL		NIL
Average Sales Price:
Gas ($/Mcf – dollars per thousand cubic feet)	$9.01	$	NIL	$	NIL
Oil ($/Bbls – dollars per barrel)	$108.25	$	NIL	$	NIL
Production costs ($/Mcfe):
Production costs	$4.98	$	NIL	$	NIL
Production and property taxes	$1.56	$	NIL	$	NIL
Gathering, Transportation and Marketing	$0.22	$	NIL	$	NIL

Our production costs are higher than industry norms on an mcfe basis due primarily to our operations being in the early stages and high saltwater disposal costs. We expect our expenses on an mcfe basis to decrease in the future as production volumes increase.

Capital Expenditures

We anticipate net capital expenditures of $13,000,000 for the fiscal year ending May 31, 2009, as compared to approximately $3,737,115 spent in the fiscal year ending May 31, 2008. The following tables set forth our capital expenditures for the year ended May 31, 2008 and our planned capital expenditures for our principal properties for the fiscal year ending May 31, 2009. Net capital expenditures include both cash expenditures and accrued expenditures and are net of proceeds from divestitures.

Project Location	Year Ended May 31, 2008 Net Capital Expenditures ($000)	Year Ended May 31, 2009 Estimated Net Capital Expenditures ($000)
Louisiana
Sentell Field	$3,737,115	$13,000,000
Total All Areas	$3,737,115	$13,000,000

natural gas prices, and other factors. You should read the notes following the table below and the notes to our Financial Statements, located elsewhere in this Form 10-KSB/A, in conjunction with the following reserve estimates:

As of May 31, 2008
Proved Developed Oil and Condensate Reserves (MBbls – thousands of barrels)	14.3 (10.9 Proved Producing and 3.4 Proved Nonproducing)
Proved Undeveloped Oil Reserves (MBbls – thousands of barrels)	31.7

Total Proved Oil Reserves (MBbls – thousands of barrels)	46.0
Proved Developed Gas Reserves (MMcf – millions of cubic feet)	1,007.8 (720.5 Proved Producing and 287.3 Proved Nonproducing)
Proved Undeveloped Gas Reserves (MMcf – millions of cubic feet)	2,193.4

Total Proved Gas Reserves (MMcf – millions of cubic feet)	3,201.2
Proved Developed NGL Reserves (MGal – thousands of gallons))	237.4 (169.7 Proved Producing and 67.7 Proved Nonproducing)
Proved Undeveloped NGL Reserves (MGal – thousands of gallons)	516.7

Total Proved NGL Reserves (MGal – thousands of gallons)	754.1
Estimated Future Net Cash Flow – Not Discounted (M$)	$21,228.8
Estimated Future Net Cash Flow – Discounted at 10% Per Year (M$)	$8,498.3

_____________

The discounted future net cash flows summarized in the above tables are computed using a discount rate of 10% per annum. Proved reserves are estimated in accordance with the Petroleum Resources Management System published by the Society of Petroleum Engineers.

Future net cash flow as presented herein is defined as the future cash inflow attributable to the evaluated interest less, if applicable, future operating costs, ad valorem taxes, and future capital expenditures. Future cash inflow is defined as gross cash inflow less, if applicable, royalties and severance taxes. Estimates of capital costs are included as required for workovers, new development wells, and production equipment. Future cash inflow and future net cash flow exclude consideration of state or federal income tax.

Estimates of future net cash flow and discounted future net cash flow should not be interpreted to represent the fair market value for the estimated reserves. The proved reserve volumes and estimated future net cash flows have not been adjusted for uncertainty.

Delivery Commitments

The Company is not obligated to provide a fixed and determinable quantity of oil or gas in the future under existing contracts or agreements.

Competition

The oil and gas industry is intensely competitive, particularly with respect to the acquisition of prospective oil and natural gas properties and oil and natural gas reserves. Our ability to effectively compete is dependent on our geological, geophysical and engineering expertise, and our financial resources. We must compete against a substantial number of major and independent oil and natural gas companies that have larger technical staffs and greater financial and operational resources than we do. Many of these companies not only engage in the acquisition, exploration, development and production of oil and natural gas reserves, but also have refining operations, market refined products and generate electricity. We also compete with other oil and natural gas companies to secure drilling rigs and other equipment necessary for drilling and completion of wells. Consequently, drilling equipment may be in short supply from time to time. Currently, access to additional drilling equipment in certain regions is difficult.

Commodity Price Environment

Generally, the demand for and the price of natural gas increase during the colder winter months and decrease during the warmer summer months. Pipelines, utilities, local distribution companies and industrial users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer, which can lessen seasonal demand fluctuations. Crude oil and the demand for heating oil are also impacted by seasonal factors, with generally higher prices in the winter. Seasonal anomalies, such as mild winters, sometimes lessen these fluctuations.

Our results of operations and financial condition are significantly affected by oil and natural gas commodity prices, which can fluctuate dramatically. Commodity prices are beyond our control and are difficult to predict. We do not currently hedge any of our production.

The prices received for domestic production of oil and natural gas have increased significantly during the past several years, and are continuing to increase in response to global political issues and domestic shortages, which has resulted in increased demand for the equipment and services that we need to drill, complete and operate wells. As a result of this increased demand for oil field services, shortages have developed, and we have seen an escalation in drilling rig rates, field service costs, material prices and all costs associated with drilling, completing and operating wells. If oil and natural gas prices remain high relative to historical levels, we anticipate that the recent trends toward increasing costs and equipment shortages will continue.

ITEM 3.	LEGAL PROCEEDINGS.
We know of no material, existing or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.
There were no matters submitted to a vote of our security holders either through solicitation of proxies or otherwise in the fourth quarter of the fiscal year ended May 31, 2008.

	(a) number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) weighted average exercise price of outstanding options, warrants and rights	(c) number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	NIL	$NIL	NIL
Equity compensation plans not approved by security holders	4,000,000(1)	$0.79	1,000,000 (1)
TOTAL	4,000,000	$0.79	1,000,000
(1)

On October 31, 2007, the Company approved the 2007 Stock Option Plan (the “Plan”) to issue up to 3,000,000 shares to eligible employees, officers, directors and consultants. In November 2007, the Company granted 2,750,000 options under the Plan, all of which now have an exercise price of $0.70: (a) 750,000 options to purchase shares for four years issued to Sierra Pine Resources International Inc., a company wholly owned by Bruce Ganer, an officer and director of the Company, pursuant to a consulting agreement; (b) 500,000 options to purchase shares for two years issued to Larry Keller pursuant to a consulting agreement; and (c) 1,500,000 options to purchase shares issued to William David Gibbs, CEO and president of the Company, pursuant to a consulting agreement. On June 4, 2008, the Company amended the Plan to increase the number of shares issuable to 5,000,000. Also on June 4, the Company entered into a stock option agreement with William David Gibbs, President and CEO of the Company, granting him 1,000,000 options to purchase shares of common stock at $1.00 per share for five years. On June 16, 2008, the Company entered into an employment agreement with Douglas M. Harwell whereby, pursuant to the Plan, the Company issued 250,000 options to purchase common stock shares at $1.00 per share for five years.

Recent Sales of Unregistered Securities

During the period covered by this annual report, the Company did not sell any securities that were not registered under the Securities Act of 1933, as amended, that were not previously included in a Quarterly Report on Form 10-QSB or on a Current Report on Form 8-K filed by us.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the period covered by this annual report, neither us nor any of our affiliates repurchased common shares of the Company registered under section 12 of the Exchange Act of 1934, as amended.

ITEM 6.	MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Note: The Company has amended this Item 6 by clarifying certain of our disclosures in the Employee and Consultant Compensation subsection. No other disclosures in Item 6 were clarified or amended.

Overview

The following discussion should be read in conjunction with our consolidated audited financial statements and the related notes that appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report, particularly in the section entitled "Risk Factors" found elsewhere in this report.

Plan of Operation

We are an exploration stage oil and gas company. We estimate our general operating expenses for the next twelve-month period to be as follows:

the financing; (iii) warrant term of 3 years; and (iv) the Company has the right on 15 days written notice to require the Warrant holder to exercise the Warrant so long as the closing price of the common shares of the Company equals or exceeds $1.75 per common share for at least 20 consecutive trading days prior to the date of the call notice. The Company paid an initial cash deposit of $25,000 to be set against expenses of the advisor, of which $24,396 has been expensed and $604 has been recorded as a deferred cost at May 31, 2008. Upon successful completion of the future financing, this cost will be recorded as a reduction of additional paid-in capital. If the future financing is not successfully completed, this cost will be charged to the consolidated statement of operations. During the year ended May 31, 2008 the Company paid $60,000 of financing fees and issued 100,000 warrants with a fair value of $85,758. On April 23, 2008, the Company amended this agreement. The Company agreed to pay a cash fee on future financings equal to 3.0% of the face amount of senior first lien debt securities, 4.0% of the face amount of other senior or mezzanine debt securities, 6.0% of the face amount of equity securities. The Company will also grant a warrant to purchase the higher of 5% of the dollar amount or the number of equity securities issued or 5% of the face amount of any debt securities at a purchase price of $0.01 with an exercise price equal to the closing price of the Company’s common stock on the closing date of the financing for 3 years. Subsequent to May 31, 2008, the Company terminated this agreement and in consideration thereof, paid to Imperial $90,000 in cash, agreed to pay Imperial in cash the amount of 3% of the gross proceeds of each funding in excess of the initial $5 million borrowing base which the Company received under the Macquarie credit agreement until Imperial has received $750,000, and issued to Imperial a warrant to purchase 1,250,000 shares of common stock of the Company.

On May 3, 2007, the Company entered into a marketing agreement with RedChip Companies Inc. (“RedChip”) for an initial term of 12 months in consideration of $7,500 per month, and commencing August 1, 2007, an equivalent value of $5,000 per month payable in shares of the Company’s common stock, the value of which was to be determined based upon the closing price of the shares as reported by StockWatch Inc. on the first business day of each quarterly period. The shares were to be issued by the Company to RedChip on a quarterly basis no later than ten days after the first day of each subsequent quarter. A late fee of 5% of the monthly fee was billed if the payment is received more than 15 days after the due date. On December 11, 2007, the Company issued 18,750 for $15,000 of consulting services shares pursuant to the consulting agreement and at May 31, 2008, $35,000 was included in common stock subscribed. On June 7, 2008, the Company issued 28,043 shares of common stock with a fair value of $30,000 pursuant to the agreement. Subsequent to May 31, 2008, the Company terminated this agreement.

On February 27, 2007 the Company entered into a services agreement with Sierra Pine Resources, a consultant who provides consulting services in consideration for $140 per hour of services and 375,000 shares of the Company’s common stock. The Company is to issue 187,500 shares upon the generation of revenues from the Sentell Field in excess of all costs reasonably incurred in relation to the drilling of the well. The Company is also obligated to issue 187,500 shares to be held in escrow for a period of one year upon the Sentell Field generating more than 15 billion cubic feet equivalent of natural gas or having reserves greater than $75,000,000 calculated on a 10% discounted cash flow basis. As of May 31, 2008, no shares have been issued under this services agreement.

On February 15, 2007 the Company entered into a services agreement with Rylar & Associates, Inc., a consultant who provides consulting services in partial consideration for 375,000 shares of Common Stock. The Company is to issue 187,500 shares upon the generation of revenues from the Company’s Sentell Field property in excess of all costs reasonably incurred in relation to the drilling of the wells. The Company is also obligated to issue 187,500 shares to be held in escrow for a period of one year upon the Sentell Field generating more than 15 billion cubic feet equivalent of natural gas or having reserves greater than $75,000,000 calculated on a 10% discounted cash flow basis. As of May 31, 2008, no shares have been issued under this services agreement.

On January 22, 2007, we entered into an oil and gas services agreement with Sunland Production Company pursuant to which we appointed Sunland Production as operator of our property interests in the Sentell Field located in the Bossier Parish, Louisiana. In consideration for such services, we  agreed to pay Sunland Production certain fees as set out in the agreement, including a drilling fee of $6,500 per month, a supervision fee of $650 per month and $850 per day for any engineering services incurred. This agreement has been terminated.

Professional Fees

We expect to incur on-going legal, accounting and audit expenses to comply with our reporting responsibilities as a public company under the United States Securities Exchange Act of 1934, as amended. We estimate such expenses for the next fiscal year to be approximately $408,000.

General and Administrative Expenses

We anticipate spending $480,000 on general and administrative costs in the next twelve month period. These costs primarily consist of expenses such as insurance, rent, software, office supplies and office equipment.

ITEM 7.	FINANCIAL STATEMENTS.

Note: The Company has amended this Item 7 by including a revised Report of Independent Registered Public Accounting Firm and clarifying our disclosures in the following financial statements (and line items) and Notes: (a) Consolidated Balance Sheet (Oil and Gas Property); (b) Consolidated Statements of Cash Flows ((i) Interest accrued on convertible debt and (ii) Accounts payable and accrued liabilities); (c) Note 6; (d) Note 8; (e) Note 12(g), (h), (i) and (j); (f) Note 14; (g) Note 15; (h) Note 16; and (i) Note 17(a) and (b). No other disclosers in Item 7 were clarified or amended.

Our consolidated audited financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles.

The following consolidated audited financial statements are filed as part of this annual report:

Independent Auditor's Report, dated August 15, 2008 of Dale Matheson Carr-Hilton Labonte LLP

Audited Consolidated Balance Sheets as at May 31, 2008 and May 31, 2007

Audited Consolidated Statements of Operations for the years ended May 31, 2008 and 2007

Audited Consolidated Statements of Cash Flows for the years ended May 31, 2008 and 2007

Audited Consolidated Statement of Stockholders’ Equity (Deficit) for the period from February 7, 2005 to May 31, 2008

Notes to the Consolidated Financial Statements

"DRAFT" REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Southern Star Energy Inc.

(An exploration stage company)

We have audited the accompanying consolidated balance sheets of Southern Star Energy Inc. (an exploration stage Company) as of May 31, 2008 and 2007 and the consolidated statements of operations, stockholders’ equity and cash flows for the years then ended and for the period from February 7, 2005 (date of inception) to May 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company at May 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended and for the period from February 7, 2005 (date of inception) to May 31, 2008 in accordance with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses in developing its business and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

August 15, 2008

Southern Star Energy Inc.

(An Exploration Stage Company)

Consolidated Balance Sheets

	May 31, 2008 $	May 31, 2007 $
ASSETS
Current Assets
Cash	1,435,531	737,588
Accounts Receivable (Note 4)	335,657	23,900
Prepaids	38,341	239,418

Total Current Assets	1,809,529	1,000,906

Property and Equipment (Note 3)	19,655	–
Surety Bond (Note 4)	10,514	10,000
Oil and Gas Property (full cost method) (Note 4)
Proved	6,597,107	–
Unproved	–	2,796,962
Gross Oil and Gas Property	6,597,107	2,796,962
Less - Accumulated Depreciation, Depletion and Amortization	(109,036)	–
Net Oil and Gas Property	6,488,071	2,796,962

Total Assets	8,327,769	3,807,868

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts Payable and Accrued Liabilities	1,555,535	646,803
Net Revenue Payable to Working Interest Partners (Note 4)	599,060	–
Exploration Advances (Note 4)	266,089	82,540
Loan Payable, less unamortized discount of $425,250 (Note 6)	1,574,750	–
Due to Related Party (Note 8)	32,212	282

Total Current Liabilities	4,027,646	729,625

Asset Retirement Obligations (Note 5)	53,985	–
Convertible Debentures, less unamortized discount of $Nil and $561,462 (Note 7)	–	838,538

Total Liabilities	4,081,631	1,568,163

Contingency and Commitments (Notes 1,6 and 12)

Stockholders’ Equity

Common Stock (Note 10) Authorized: 843,750,000 shares, par value $0.001 Issued: 44,800,944 shares (May 31, 2007 – 30,806,250 shares)	44,801	30,806

Additional Paid-In Capital	9,851,811	2,265,819

Convertible Units (Note 11)	–	1,850,000

Common Stock Subscribed (Note 10(b))	35,000	–

Deficit Accumulated During the Exploration Stage	(5,685,474)	(1,906,920)

Total Stockholders’ Equity	4,246,138	2,239,705

Total Liabilities and Stockholders’ Equity	8,327,769	3,807,868

Subsequent Events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

Southern Star Energy Inc.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

	Accumulated From February 7, 2005 (Date of Inception) to May 31,	Year Ended May 31,	Year Ended May 31,
	2008	2008	2007
	$	$	$

Operating Activities

Net loss	(5,685,474)	(3,778,554)	(1,849,714)

Adjustments to reconcile net loss to net cash used in operating activities:
Accretion of convertible debt discount	1,220,750	1,142,212	78,538
Common stock subscribed	35,000	35,000	–
Depreciation, depletion and accretion	113,088	112,203	–
Intrinsic value of convertible units and fair value warrants issued as finance fees	1,775,000	406,000	1,369,000
Interest accrued on convertible debt	75,000	–	75,000
Shares issued for consulting services	15,000	15,000	–
Stock-based compensation	880,571	880,571	–

Changes in operating assets and liabilities

Accounts receivable	(325,517)	(311,757)	(5,864)
Prepaids	203,475	208,023	(36,055)
Accounts payable and accrued liabilities	895,622	711,241	174,652
Customer deposit	–	–	(3,209)
Deferred revenue	18,708	–	–
Due to related parties	5,602	31,930	(26,328)
Exploration advances	266,089	183,549	82,540

Net Cash Used in Continuing Operations	(507,086)	(364,582)	(141,440)
Discontinued operations	(38,215)	–	(38,215)

Net Cash Used in Operating Activities	(545,301)	(364,582)	(179,655)

Investing Activities
Acquisition of property and equipment	(27,293)	(20,077)	–
Surety bond	(10,000)	–	(10,000)
Oil and gas property expenditures	(5,402,062)	(2,797,398)	(2,614,664)

Net Cash Used in Investing Activities	(5,439,355)	(2,817,475)	(2,532,124)

Financing Activities
Proceeds from issuance of common stock	287,625	–	250,000
Proceeds from common stock subscribed	1,850,000	–	1,850,000
Proceeds from loan payable	2,000,000	2,000,000	–
Proceeds from convertible units	580,000	580,000	–
Advances from related parties	6,400	–	6,400
Proceeds from issuance of convertible debentures	2,700,000	1,300,000	1,400,000

Net Cash Provided by Financing Activities	7,424,025	3,880,000	3,506,400

Effect of exchange rate on cash	(3,838)	–	–

Change in Cash	1,435,531	697,943	712,081

Cash – Beginning	–	737,588	25,507

Cash – Ending	1,435,531	1,435,531	737,588

Supplemental Disclosures:
Oil and gas property expenditures recorded in prepaids	7,460	7,460	205,998
Oil and gas property expenditures recorded in accounts payable and accrued liabilities	1,452,580	1,452,580	422,742

Cash paid for:
Interest	4,100	4,100	–
Income taxes	–	–	–

The accompanying notes are an integral part of these consolidated financial statements.

Southern Star Energy Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements

4.	Oil and Gas Property (continued)

on the initial two wells drilled on the property up to a maximum of $400,000 per well. As at November 6, 2006, the date of the Restructuring Agreement, Big Sky had not made any payments for Sentell Field. The Company paid $97,634 to Dynamic for its 20% interest and $144,116 was paid to Dynamic by Ramshorn Investments, Inc. (“Ramshorn”) for its 40% interest. The Company’s working interest is subject to a 24% royalty interest. As a result, the Company is entitled to receive a proportionate share of 76% of its interest in     any production from Sentell Field, less all exploration and development costs, and the holder of the royalty interest is entitled to the remaining 24% of any production. The holder of the royalty interest is not responsible for any exploration or development costs.

On November 2, 2006, the Company acquired another 20% working interest in the property for $290,062, resulting in a combined working interest of 40%, and became the Operator of Sentell Field. An additional 40% working interest is held by Ramshorn who has agreed to pay 40% of the drilling costs on Sentell Field.

On February 12, 2007, and July 11, 2007, respectively, the Company entered into subscription agreements described in Note 11. Pursuant to the agreements, the subscribers are to receive 1% and 1.98%, respectively, of the net proceeds from production attributable to the Company’s interest in certain wells located on Sentell Field.

Pursuant to a Farmout Agreement entered into on September 1, 2006 with the owner of Sentell Field, to retain its interest in one section of Sentell Field, the Company, Dynamic and Ramshorn (the “Farmees”) were obligated to drill a test well in Sentell Field on or before March 1, 2007. During the year ended May 31, 2008, the Company paid a further $15,000 (May 31, 2007 - $45,000) to extend the deadline to November 30, 2007, of which $9,000 (May 31, 2007 - $27,000) has been billed to the Farmees for their share of this cost. During the year ended May 31, 2008, the Company drilled the required test well.

To May 31, 2008, the Company incurred additional acquisition costs relating to lease rentals and extensions totaling $223,583 (May 31, 2007 - $63,467).

The Company’s portion of exploration and development costs incurred during the year ended May 31, 2008, was $3,516,943 (May 31, 2007 - $2,327,799) and $59,619 (May 31, 2007 - $ NIL ), respectively. During the year ended May 31, 2007 the Company provided a $10,514 (2007 – $10,000) certificate of deposit towards a $26,287 (2007 - $25,000) surety bond which was requested by the Department of Natural Resources of the Bureau of Land Management of the state of Louisiana, before drilling could commence. The surety bond was allocated between the Company, Dynamic and Ramshorn based on their working interest in Sentell Field, being 40%, 20% and 40% respectively.

At May 31, 2008, Ramshorn and Dynamic have prepaid $266,089 towards future costs (May 31, 2007 - Dynamic had prepaid $82,540) which have been recorded as exploration advances on the balance sheet. At May 31, 2008, the Company was owed $Nil (May 31, 2007 - $23,900) from Ramshorn and Dynamic. At May 31, 2008, the Company recorded $335,657 (May 31, 2007 - $Nil) receivable from oil and gas sales and $599,060 of oil and gas sales payable to Ramshorn and Dynamic.

All of the Company’s proven and unproven oil and gas properties are located in the United States. The following table summarizes information regarding the Company's oil and gas acquisition, exploration and development activities:

	May 31,	May 31,
	2008 $	2007 $

Proved Properties

Acquisition costs	692,746	–
Development costs	59,619	–
Exploration costs	5,844,742	–
Less:
Accumulated depletion	(109,036)	–

Southern Star Energy Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements

4.	Oil and Gas Property (continued)

Unproven Properties

Acquisition costs	–	469,163
Exploration costs	–	2,327,799
	–	2,796,962
Net Carrying Value	6,488,071	2,796,962

5.	Asset Retirement Obligation

The Company’s asset retirement obligations (“AROs”) in regards to Sentell Field (Note 4) relates to site restoration.

A reconciliation between the opening and closing AROs balance is provided below:

	May 31, 2008 $	May 31, 2007 $

Beginning asset retirement obligations	–	–
Liabilities incurred	57,640	–
Liabilities settled	(6,400)
Accretion	2,745	–
		–
Total asset retirement obligations	53,985	–

In accordance with Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations," the Company measured the AROs at a fair value of $57,640 and capitalized this to the oil and gas property. The AROs will accrete to $99,850 until the time at which it is expected to be settled, being 7 years. A discount rate of 10% was used to calculate the present value of the ARO. The corresponding accretion at May 31, 2008, being $2,745 (May 31, 2007 - $Nil), has been included in depletion, depreciation and amortization. Actual retirement costs will be recorded against the AROs when incurred. Any difference between the recorded AROs and the actual retirement costs incurred will be recorded as a gain or loss in the period of settlement.

6.	Loan Payable

On May 16, 2008, the Company and Macquarie Bank Limited (“Macquarie”) entered into a credit agreement (the “Macquarie Credit Agreement”) to receive advances up to $2,000,000. On May 20, 2008, the Company received an advance of $2,000,000. The advances bear interest at the lesser of the prime rate plus 2% and the highest lawful rate. Interest payments must be made on the last day of each month and all interest and advances must be repaid by September 13, 2008. Pursuant to the terms of the agreement all proceeds from the sale of oil and gas by the Company will be assigned to Macquarie until all amounts outstanding are paid in full. In connection with the Macquarie Credit Agreement the Company issued the lender a warrant to purchase 750,000 shares of common stock at $1.00 per share until May 16, 2013. The Company recorded the relative fair value of the warrant of $486,000 as additional paid-in capital and an equivalent discount which will be expensed over the term of the advance. The Company will record interest expense over the term of the Macquarie Credit Agreement of $486,000 resulting from the difference between the stated value and carrying value at the date of issuance. At May 31, 2008, the Company had recorded interest expense of $60,750 and increased the carrying value of the loan to $1,574,750 and accrued interest of $3,889. Subsequent to May 31, 2008, the company amended and restated the Macquarie Credit Agreement in its entirety, as referenced on Note 17(b).

In connection with the Macquarie Credit Agreement, pursuant to a services agreement between the Company and Imperial Capital, LLC (“Imperial”) dated June 18, 2007 (Note 12(j)), the Company paid $60,000 of financing fees, $50,000 in additional expenses and is obligated to issue a warrant to purchase 100,000 warrants of common stock at $1.00. Subsequent to May 31, 2008, the Company terminated the services agreement as referenced in Note 17(a).

Southern Star Energy Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements

7.	Convertible Debentures
a)

On November 1, 2006, the Company issued a 10% convertible debenture with a principal amount of $600,000 which was due and payable on November 1, 2008. The principal and accrued interest on the debenture may be converted into shares of the Company’s common stock at $0.33 per share, at the option of the holder. An equity portion representing the beneficial conversion feature was not     recorded, as there was no intrinsic value at the date of commitment. On November 16, 2007, the Company received notice that the outstanding principal and accrued interest of $663,333 was to be converted into 1,989,999 shares of common stock. On December 21, 2007, 265,333 shares were issued and the remaining 1,724,666 shares were issued on January 15, 2008.

b)

On December 1, 2006, the Company issued a 10% convertible debenture with a principal amount of $800,000 which was due and payable on December 1, 2008. The principal and accrued interest on the debenture may be converted into shares of the Company’s common stock at $0.33 per share, at the option of the holder.

In accordance with Emerging Issues Task Force (“EITF”) 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, the Company recognized the value of the embedded beneficial conversion feature of $640,000 as additional paid-in capital and an equivalent discount which would have been expensed over the term of the convertible debenture. The Company would have recorded interest expense over the term of the convertible debenture of $640,000 resulting from the difference between the stated value and carrying value at the date of issuance.

On November 16, 2007, the Company received notice that the outstanding principal and accrued interest of $877,778 was to be converted into 2,633,333 shares of common stock. Upon notice of conversion the Company recognized the unaccreted discount of $507,868 as interest expense. The shares were issued on December 21, 2007.

c)

On September 18, 2007, the Company issued a 10% convertible debenture with a principal amount of $1,300,000 which was due and payable on September 18, 2009. The principal and accrued interest on the debenture may be converted into shares of the Company’s common stock at $0.50 per share, at the option of the holder.

In accordance with EITF 98-5, the Company recognized the value of the embedded beneficial conversion feature of $520,000 as additional paid-in capital and an equivalent discount which would have been expensed over the term of the convertible debenture. The Company would have recorded interest expense over the term of the convertible debenture of $520,000 resulting from the difference between the stated value and carrying value at the date of issuance.

On November 16, 2007, the Company received notice that the outstanding principal and accrued interest of $1,321,306 was to be converted into 2,642,611 shares of common stock. Upon notice of conversion the Company recognized the unaccreted discount of $520,000 as interest expense. On December 21, 2007, the Company issued 2,624,611 of the shares issuable on the conversion of debentures. On April 10, 2008 the Company issued the 18,000 shares for $9,000 of accrued interest.

8.     Related Party Transactions

a)

The Company granted to a company wholly owned by a director of the Company, 750,000 (May 31, 2007 – Nil) stock options to purchase shares of the Company’s common stock at $1.09 per share for a period of 4 years pursuant to a consulting agreement (Note 12(g)). On February 26, 2008, the Company reduced the exercise price of the options to $0.70 per share. The Company also paid $155,884 (May 31, 2007 – $Nil) in consulting fees pursuant to a consulting agreement which has been recorded in oil and gas properties.

b)

The Company granted, to the President of the Company, 1,500,000 (May 31, 2007 – Nil) stock options to purchase shares of the Company’s common stock at $1.20 per share for a period of 5 years pursuant to a consulting agreement (Note 12(i)). On February 26, 2008, the Company reduced the exercise price of the options to $0.70 per share. The Company also paid $189,000 (May 31, 2007 – $Nil) in consulting fees pursuant to a consulting agreement.

Southern Star Energy Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements

8.     Related Party Transactions (continued)

c)	The Company incurred $50,000 (May 31, 2007 – $Nil) to the former CEO of the Company pursuant to a consulting agreement (Note 12(a)).
d)	The Company paid $21,756 (May 31, 2007 - $ NIL ) in consulting fees to the former CFO of the Company.
e)	On November 6, 2006, the Company agreed to transfer its wholly-owned subsidiary, Surge Marketing, to two former officers of the Company (Note 14).
f)	On November 6, 2006 Big Sky, a company owned by the former President of the Company, assigned all rights, title and interest to the Company of a 20% working interest in Sentell Field Note 4).
g)

At May 31, 2008, the Company owes $282 (May 31, 2007 - $282) to the former President for expenses incurred on behalf of the Company. This amount is unsecured, is non-interest bearing and is due on demand.

h)

At May 31, 2008, the Company owed $5,219 (May 31, 2007 - $Nil) to the President for expenses incurred on behalf of the Company. At May 31, 2008, the Company owed $16,412 (May 31, 2007 - $Nil) to the former CEO for $10,000 of consulting expenses and $6,412 of expenses incurred on behalf of the Company. At May 31, 2008, the Company owed $10,299 to a Company wholly owned by a director of the Company. These amounts are unsecured, non-interest bearing and are due on demand.

These transactions are in the normal course of business and are recorded at the exchange amount, which is the consideration agreed to by the related parties.

9.	Stock Options and Warrants

Stock Options

On October 31, 2007, the Company approved the 2007 Stock Option Plan (the “Plan”) to issue up to 3,000,000 shares to eligible employees, officers, directors and consultants. Pursuant to the Plan, the Company has granted stock options to certain directors and consultants. On June 4, 2008, the Company amended the Plan to increase the number of shares issuable to 5,000,000. The Company granted 2,750,000 stock purchase options in November 2007 exercisable at $0.70 per share. All of the options were granted pursuant to the Plan with 500,000 options exercisable for two years, 750,000 options exercisable for four years and 1,500,000 exercisable for five years. 250,000 options vested immediately, 1,000,000 options vest in November 2008, 750,000 options vest in November 2009, and 750,000 options vest in November 2010.

The weighted average grant date fair value of stock options granted during the year ended May 31, 2008 was $1.04 per share. On February 26, 2008, the Company modified the terms of options outstanding. The weighted average grant date fair value of the modified stock options was $0.52 and the Company recognized an additional $37,404 of stock based compensation. No stock options were exercised during the years ended May 31, 2008 and 2007. During the year ended May 31, 2008, the Company recorded stock-based compensation of $880,571 as general and administrative expense.

A summary of the Company’s stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value $
Outstanding, May 31, 2007 and 2006	–	–
Granted	2,750,000	0.70
Outstanding, May 31, 2008	2,750,000	0.70	3.67	605,000
Exercisable, May 31, 2008	250,000	0.70	1.48	55,000

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Southern Star Energy Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements

12.   Commitments (continued)

c)

On May 20, 2008, the Company entered into a consulting agreement with an investor communications consulting firm that will provide investor communications services on behalf of the Company in consideration of a minimum of $3,000 per month for an initial period of one year.

d)

On May 3, 2007, the Company entered into a marketing agreement with RedChip Companies Inc. (“RedChip”) for an initial term of 12 months in consideration of $7,500 per month, and commencing August 1, 2007, an equivalent value of $5,000 per month payable in shares of the Company’s common stock, the value of which will be determined based upon the closing price of the shares as reported by StockWatch Inc. on the first business day of each quarterly period. The shares will be issued by the Company to RedChip on a quarterly basis no later than ten days after the first day of each subsequent quarter. A late fee of 5% of the monthly fee will be billed if the payment is received more than 15 days after the due date. On December 11, 2007, the Company issued 18,750 for $15,000 of consulting services shares pursuant to the consulting agreement and at May 31, 2008, $35,000 was included in common stock subscribed. Subsequent to May 31, 2008, the Company terminated this agreement.

e)

On February 27, 2007 the Company entered into a services agreement with a consultant who will provide consulting services in consideration for $140 per hour of services and 375,000 shares of the Company’s common stock. The Company is to issue 187,500 shares upon the generation of revenues from Sentell Field in excess of all costs reasonably incurred in relation to the drilling of the well. The Company is also obligated to issue 187,500 shares to be held in escrow for a period of one year upon Sentell Field generating more than 15 billion cubic feet equivalent of natural gas or having reserves greater than $75,000,000 calculated on a 10% discounted cash flow basis. As at May 31, 2008, no shares have been issued under this services agreement.

f)

On February 15, 2007, the Company entered into a services agreement with a consultant who will provide consulting services in consideration for $75 per hour of services and 375,000 shares of the Company’s common stock. The Company is to issue 187,500 shares upon the generation of revenues from Sentell Field in excess of all costs reasonably incurred in relation to the drilling of the well. The Company is also obligated to issue 187,500 shares to be held in escrow for a period of one year upon Sentell Field generating more than 15 billion cubic feet equivalent of natural gas or having reserves greater than $75,000,000 calculated on a 10% discounted cash flow basis. As at May 31, 2008, no shares have been issued under this services agreement.

g)

On November 22, 2007, the Company entered into a consulting agreement with a company wholly owned by a director of the Company that will provide consulting services in consideration for $10,000 per month, options to purchase 750,000 shares of the Company’s common stock at $1.09 per share for 4 years and $60,000 upon the commercial production of each new well. The options granted had a grant-date fair value of approximately $611,000. One-third of the options granted will vest on each of the first three anniversaries of November 22, 2007. On February 26, 2008, the Company reduced the exercise price of the options to $0.70 per share which resulted in an increase to the fair value of the options in the amount of approximately $34,000. Approximately $3,000 of such increase was recognized immediately with the remaining $31,000 to be recognized ratably over the remaining vesting period. In addition, if during the term of this agreement, the Company identifies an oil and gas property interest or well for potential exploration by the Company and retains the consultant, the consultant will be granted an overriding royalty of: 2% for leases where the Company has acquired a working interest of greater than 80%, 1.75% for leases where the Company has acquired a working interest of greater than 78% but less than 80%, 1.5% for leases where the Company has acquired a working interest of greater than 75% but less than 78%, 1.0% for leases where the Company has acquired a working interest of less than 75%.

h)

On November 22, 2007, the Company entered into a consulting agreement with a consultant who will provide consulting services in consideration for $175 per hour of services, options to purchase 500,000 shares of the Company’s common stock at $1.09 per share for 2 years and $25,000 upon the successful completion of three of the Company’s wells. The options granted had a grant-date fair value of approximately $315,000. One-half of the options granted vested immediately and the remaining half vests on the first anniversary of November 22, 2007. On February 26, 2008, the Company reduced the exercise price of the options to $0.70 per share which resulted in an increase to the fair value of the options in the amount of approximately $36,000. Approximately $21,000 of such increase was recognized immediately

Southern Star Energy Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements

12.   Commitments (continued)

with the remaining $14,000 to be recognized ratably over the remaining vesting period. During the year, the Company paid $75,000 to the consultant for the completion of certain wells on Sentell Field.
i)

On November 22, 2007, the Company entered into a consulting agreement with the President of the Company who will provide consulting services in consideration for $200 per hour of services to a maximum of $1,500 per day and $30,000 per month and options to purchase 1,500,000 shares of the Company’s common stock at $1.20 per share for 5 years. The options granted had a grant-date fair value of approximately $1,442,000. One-third of the options granted will vest on each of the first three anniversaries of November 22, 2007. On February 26, 2008, the Company reduced the exercise price of the options to $0.70 per share. which resulted in an increase to the fair value of the options in the amount of approximately $67,000. Approximately $6,000 of such increase was recognized immediately with the remaining $61,000 to be recognized ratably over the remaining vesting period. Additionally,if the President completes an equity financing in excess of $5,000,000 the President will cease to be a consultant and will become an employee with a base salary of $240,000 per year and up to two bonus payments of $30,000 upon the successful completion of a new well outside the current Sentell Field or the acquisition of any property or financing of greater than $3,000,000. On May 1, 2008, the President of the Company ceased to be a consultant and became an employee of the Company.

j)

On June 18, 2007, the Company entered into a services agreement with Imperial to provide services related to assisting the Company in future financing activities in consideration of a 8% cash fee and a warrant to purchase the higher of 8% of the dollar amount or the number of equity securities issued in the financing or 8% of the face value of any debt securities sold in the financing on at least the following minimum terms and conditions: (i) purchase price of $0.01, (ii) exercise price set at the closing price of the Company’s common stock on the closing date of the financing; (iii) warrant term of 3 years; and (iv) the Company has the right on 15 days written notice to require the Warrant holder to exercise the Warrant so long as the closing price of the common shares of the Company equals or exceeds $1.75 per common share for at least 20 consecutive trading days prior to the date of the call notice. On April 23, 2008, the Company amended this agreement. The Company agreed to pay a cash fee on future financings equal to 3.0% of the face amount of senior first lien debt securities, 4.0% of the face amount of other senior or mezzanine debt securities, 6.0% of the face amount of equity securities. The Company will also grant a warrant to purchase the higher of 5% of the dollar amount or the number of equity securities issued or 5% of the face amount of any debt securities at a purchase price of $0.01 with an exercise price equal to the closing price of the Company’s common stock on the closing date of the financing for 3 years. The Company paid an initial cash deposit of $25,000 to be set against expenses of the advisor, of which $24,396 has been expensed and $604 has been recorded in prepaids at May 31, 2008. Upon successful completion of the future financing, this cost will be recorded as a reduction of additional paid-in capital. If the future financing is not successfully completed, this cost will be charged to the consolidated statement of operations. During the year ended May 31, 2008 the Company paid Imperial $60,000 of financing fees and was obligated to issue Imperial a warrant to purchase 100,000 common shares related to the Macquarie Credit Agreement referenced in Note 6. Subsequent to May 31, 2008, the Company terminated this agreement as referenced in Note 17(a).

13.	Restructuring Agreement

On November 6, 2006, the Company entered into a restructuring agreement (the “Restructuring Agreement”) with Southern Star Operating, Big Sky, Eric Boehnke (“Boehnke”), Troy Mutter (“Mutter”) and Frank Hollmann (“Hollmann”). Boehnke is the former President of the Company, and Mutter and Hollmann are former officers. Pursuant to the terms of the Restructuring Agreement, Big Sky, a private British Columbia company wholly-owned by Boehnke, agreed to assign to the Company all right, title and interest of a 20% working interest in Sentell Field (Note 4). In conjunction with the Restructuring Agreement, the Company transfered its wholly-owned subsidiary, Surge Marketing, to Mutter and Hollmann in consideration for the transfer of 9,000,000 split-adjusted shares of common stock of the Company to Boehnke, and the return and cancellation of an aggregate of 54,937,500 split-adjusted shares of common stock of the Company held by Mutter and Hollman. On April 5, 2007, the shares were returned to treasury and cancelled.

Southern Star Energy Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements

14.	Discontinued Operations

Pursuant to the Restructuring Agreement discussed in Note 13, on April 5, 2007 the Company completed the transfer of all of its interests in its wholly-owned subsidiary, Surge Marketing, in exchange for the transfer of 9,000,000 split-adjusted shares of common stock of the Company to Boehnke, and the return and cancellation of an aggregate of 54,937,500 split-adjusted shares of common stock of the Company held by Mutter and Hollman. Effective November 2, 2006, the Company had discontinued all operations related to the former business of software sales and website development.

The results of discontinued operations are summarized as follows:

	Accumulated From February 7, 2005 (Date of Inception) to May 31,	Year Ended May 31,	Year Ended May 31,
	2008	2008	2007
	$	$	$

Revenue
Consulting	90,460	–	35,172
Software	18,697	–	–
	109,157	–	35,172
Expenses	171,445	–	40,255
Net Operating Loss	(62,288)	–	(5,083)
Gain on disposal	41,002	–	41,002
Gain (Loss) From Discontinued Operations	(21,286)	–	35,920

The net operating gain (loss) represents all of the activity incurred by Surge Marketing up to November 2, 2006.

The Company realized a gain on the disposal of Surge Marketing, equal to the carrying value of the assets and liabilities disposed of as of November 2, 2006:

Assets	$61,689
Liabilities	(118,539)
Amounts Surge Enterprises, Inc, owed to Surge Marketing	51,426
Amounts owed to related parties	(40,050)
Investment in Surge Marketing	(100)
Comprehensive loss	4,572

$41,002

The results of operations and cash flows of Surge Marketing for the period from June 1, 2006 to November 2, 2006 have been reported on a discontinued operations basis.

15.	Income Taxes

The Company is subject to United States federal income taxes at an approximate rate of 35%. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company’s income tax provision as reported is as follows:

Southern Star Energy Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements

15.	Income Taxes (continued)

The significant components of deferred income tax assets and liabilities at May 31, 2008 and 2007 are as follows:

	May 31, 2008	May 31, 2007

Net loss before income taxes	$(3,778,554)	$(1,849,714)
Statutory income tax rate	35%	35%
Income tax recovery at statutory income tax rate	(1,322,494)	(647,400)
Accretion of discount on convertible debt	406,651	27,488
Financing costs	142,100	479,150
Stock-based compensation	308,200	–
Other	1,672	1,230
Change in valuation allowance	463,871	139,549
	$–	$–

	May 31, 2008 $	May 31, 2007 $

Net operating loss carryforward	630,000	159,000
Oil and gas property	(324,000)	(97,000)
Valuation allowance	(306,000)	(62,000)
Net deferred income tax asset	–	–

The Company has recognized a valuation allowance for the deferred income tax asset since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The valuation allowance is reviewed annually. When circumstances change and which cause a change in management's judgment about the realizability of deferred income tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The Company has a net operating loss carryforward of approximately $1,781,000 available to offset taxable income in future years which expire as follows:

Expiring in:
2025	$12,000
2026	$45,000
2027	$399,000
2028	$1,325,000
$1,781,000

16.   Supplemental Oil and Natural Gas Reserve Information (Unaudited)

Costs Incurred In Oil and Gas Property Acquisition, Exploration, and Development Activities

	2008	2007
Acquisitions
Proved	$-	$-
Unproved	223,583	469,163
Exploration	3,516,943	2,327,799
Development	59,619	-
Costs Incurred	$3,800,145	$2,796,962

Southern Star Energy Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements

16.   Supplemental Oil and Natural Gas Reserve Information (Unaudited) (continued)

Costs Incurred In Oil and Gas Property Acquisition, Exploration, and Development Activities (continued)

Capitalized Costs
	2008	2007
Proved Properties	$6,597,107	$-
Unproved Properties	-	2,796,962
	6,597,107	2,796,962
Accumulated DD&A	(109,036)
	$6,488,071	$2,796,962

Oil and Gas Reserve Information

General

The Company’s estimated net proved oil and gas reserves and the present value of estimated cash flows from those reserves are summarized below. Proved reserves represent estimated quantities of natural gas, crude oil and condensate that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions in effect when the estimates were made. Proved developed reserves are proved reserves expected to be recovered through wells and equipment in place and under operating methods used when the estimates were made.

The reserves were estimated by an independent petroleum engineer. The present value of estimated cash flows is estimated by management using market prices at the end of each of the periods presented in the financial statements. Those prices were held constant over the estimated life of the reserves. There are numerous uncertainties inherent in estimating quantities and values of proved oil and gas reserves and in projecting future rates of production and the timing of development expenditures, including factors involving reservoir engineering, pricing and both operating and regulatory constraints. All reserves estimates are to some degree speculative, and various classifications of reserves only constitute attempts to define the degree of speculation involved. Accordingly, oil and gas reserve information represents estimates only and should not be construed as being exact.

Estimated Oil and Gas Reserve Quantities

The Company’s ownership interests in estimated quantities of proved developed gas reserves and changes in net proved oil and gas reserves, all of which are located in the United States, are summarized below:

	Proved Reserves
	Oil and Natural Gas Liquids (barrels)	Gas (mcf)

Balance at May 31, 2007 and 2006	-	-

Extensions, discoveries and other additions	65,002	3,254,271
Production	(1,059)	(53,069)
Balance, May 31, 2008	63,943	3,201,202

	Proved Developed Reserves
Balance at May 31, 2007 and 2006	-	-
Balance at May 31, 2008	43,985	2,193,422

Southern Star Energy Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements

16.   Supplemental Oil and Natural Gas Reserve Information (Unaudited) (continued)

Oil and Gas Reserve Information (continued)

Estimated Oil and Gas Reserve Quantities (continued)

Amortization per unit of production (mcf) is $1.89.

There were no revisions of previous estimates of reserves or  purchases of minerals in-place  during the years ended May 31, 2007 and 2006.

Standardized measure of discounted future cash flows:

The standardized measure of discounted future net cash flows from proved developed reserves for the years presented in the financial statements are summarized below. There were no proved reserves at inception through August 31, 2007. The standardized measure of future cash flows as of May 31, 2008 is calculated using a price per barrel of oil of $124.79, a price per Mcf of natural gas of $10.67, and a price per Gal non-gas liquid of $2.10. These prices are equal to the price received by the Company at May 31, 2008. The resulting estimated future cash inflows are reduced by estimated future costs to produce the estimated proved reserves. These costs are based on year-end cost levels. Future income taxes are based on year-end statutory rates after consideration of permanent differences, to the excess of pre-tax cash inflows over the Company’s tax basis in the associated proved gas and oil properties. The future net cash flows are reduced to present value by applying a 10% discount rate. The standardized measure of discounted future cash flows is not intended to represent the replacement cost or fair market value of the Company’s oil and gas properties.

	May 31 ,2008	May 31, 2007

Future production revenues	$ 41,481,959	$ -
Future production costs	(9,477,136)	-
Future development costs	(10,776,000)	-
Future income taxes	-	-
Future net cash flows	21,228,823	-
10% annual discount for estimating future net cash flows	(12,730,567)	-
Standardized measure of discounted future net cash flows	$ 8,498,256	$ -

Future development costs include the estimated costs of bringing non-producing proved reserves into production.

17.	Subsequent Events
a)

On July 11, 2008, the Company and Macquarie entered into a credit agreement (the “Amended Macquarie Credit Agreement”) to receive advances up to $25,000,000 and with an initial borrowing base of $5,000,000. The Amended Macquarie Credit Agreement amends and restates the previous credit agreement described in Note 6 in its entirety. On July 16, 2008, the Company received an advance of approximately $2,500,000 and on August 15, 2008, the Company received an advance of $880,000. The advances bear interest at the lesser of the prime rate plus 2% and the highest lawful rate. Interest payments must be made on the last day of each month and all interest and advances must be repaid by July 11, 2011. Pursuant to the terms of the Amended Macquarie Credit Agreement all proceeds from the sale of oil and gas by the Company will be assigned to Macquarie until all amounts outstanding are paid in full. In connection with the Amended Macquarie Credit Agreement, the Company issued the lender a warrant to purchase 750,000 shares of common stock at $1.00 per share until July 11, 2013 in exchange for the warrant to purchase 750,000 shares of common stock at $1.00 described in Note 6. Also in connection with the credit agreement, the Company issued the lender a warrant to purchase 1,897,419 shares of common stock at $1.00 per share until July 11, 2013.

b)

On August 8, 2008, the Company terminated its services agreement with Imperial referenced in Note 12(j). Concurrent with the termination of the services agreement, the Company agreed to compensate Imperial with respect the Macquarie Credit Agreement and the Amended Macquarie Credit Agreement as follows:

Southern Star Energy Inc.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements

17.	Subsequent Events (continued)
•

An additional cash fee of $90,000 which represented the difference between 3% of the initial borrowing base of $5,000,000 under the Amended Macquarie Credit Agreement (or $150,000) and the $60,000 previously paid to Imperial, which represented 3% of the $2,000,000 borrowed in connection with the Macquarie Credit Agreement.

•	Issuance of a warrant to purchase 1,250,000 shares of the common stock of the Company for $1.00 determined as 5% of the $25,000,000 maximum commitment under the Amended Credit Agreement.
•

An additional cash fee in the amount of 3% of the gross proceeds of each funding in excess of the initial $5,000,000 borrowing base which the Company receives under the Amended Macquarie Credit Agreement until Imperial has received the total fee of $750,000 (or 3% of the $25,000,000 maximum commitment under the Amended Credit Agreement), of which $150,000 has already been paid.

c)

On June 16, 2008, the Company entered into a services agreement with an employee who will provide operations manager services for the Company in consideration of $160,000 per year, options to purchase 250,000 shares of the Company’s common stock at $1.00 per share for 5 years and up to two bonus payments of $20,000 upon the successful completion of a new well outside the current project or the acquisition of any property greater than $3,000,000. One third of the options vest on June 4, 2009, June 4, 2010 and June 5, 2010.

d)	On June 7, 2008 and prior to the agreement being terminated, the Company issued 28,043 shares of common stock with a fair value of $30,000 pursuant to the agreement described in Note 12(d)).
e)

On June 4, 2008, the Company entered into a stock option agreement with the President and CEO of the Company whereby the Company granted options to purchase up to an aggregate of 1,000,000 shares of common stock at $1.00 per share for 5 years. One third of the options vest each on June 4, 2009, June 4, 2010 and June 5, 2010.

ITEM 8.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 8A(T).	CONTROLS AND PROCEDURES.

Note: The Company has clarified this Item 8A(T) by revising certain of our disclosures in the Disclosure Controls and Procedures and Management’s Report on Internal Control Over Financial Reporting sections. No other disclosures in Item 8A(T) were clarified or amended.

Disclosure Controls and Procedures

At the end of the period covered by this report on Form 10-KSB/A for the year ended May 31, 2008, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer and (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rule 13a - 15(e) and Rule 15d - 15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that the Company's disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of May 31, 2008 based on the criteria in a framework developed by the Company’s management pursuant to and in compliance with the principles and framework of the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, walkthroughs of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of May 31, 2008 and no material weaknesses were discovered.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13(a)-15(f) or 15(d)-15(f)) that occurred during the quarter ended May 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 8B.	OTHER INFORMATION.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHERN STAR ENERGY INC.

By: /s/ William David Gibbs
March 19, 2009	William David Gibbs
President, Chief Executive Officer, Interim Chief Financial Officer, Secretary, Treasurer, and Director

By: /s/Christopher H. Taylor
March 19, 2009	Christopher H. Taylor Chief Financial Officer